SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

GOL Announces August 2009 Traffic Figures

São Paulo, September 4, 2009 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, announces its preliminary traffic figures for August 2009.

Management Comments

In August 2009, GOL recorded a 6.9% year-on-year increase in air traffic demand, due to the following factors: (i) the increased supply and improved distribution of seats due to the merger of GOL and VRG’s operations in 4Q08; (ii) the higher number of B737 aircraft in the fleet; (iii) the recovery of yields and the reduction in promotions, thanks to the renewed predominance of business trips in August following the end of the July holiday season; and (iv) the continued revitalization of the SMILES program.

In this scenario, domestic market demand moved up by 29.0% over August 2008, but fell by 19.3% over July 2009 due to the seasonality mentioned above. International market demand dropped by 60.7% year-on-year due to the strategic repositioning of the Company’s traffic network at the end of July 2008, with the elimination of long-haul routes, and reduced by 13.8% in relation to July 2009, also due to seasonal factors.

Operating Data	August 2009 *	August 2008 *	% Chg. (YoY)	July 2009*	% Chg. (MoM)
Total System
ASK (mm) (1)	3,432.6	3,292.7	4.2%	3,490.4	-1.7%
RPK (mm) (2)	2,025.9	1,895.3	6.9%	2,495.4	-18.8%
Load Factor (3)	59.0%	57.6%	1.4 pp	71.5%	-12.5 pp
Domestic Market
ASK (mm) (1)	3,019.0	2,612.6	15.6%	3,061.2	-1.4%
RPK (mm) (2)	1,842.6	1,428.9	29.0%	2,282.7	-19.3%
Load Factor (3)	61.0%	54.7%	6.3 pp	74.6%	-13.6 pp
International Market
ASK (mm) (1)	413.5	680.1	-39.2%	429.2	-3.7%
RPK (mm) (2)	183.3	466.4	-60.7%	212.7	-13.8%
Load Factor (3)	44.3%	68.6%	-24.3 pp	49.6%	-5.3 pp

( * ) August 2009 preliminary figures; August 2008 and July 2009 ANAC figures.

In line with its focus on optimizing operating profitability, the utilization ratio of GOL’s operational fleet (measured in block hours) averaged around 12.0 hours/day, versus 11.3 hours/day in 2Q09.

On the capacity front, seating capacity per kilometer flown (ASK) climbed by 4.2% over August 2008, mainly due to the higher fleet, and fell by 1.7% over the month before, due to the lower number of tourist flights.

As a result of all the above, average net yield remained above the July figure and higher than the R$19.43 cents (R$) reported in 2Q08, but still below the R$21.93 cents (R$) posted in 1Q08.

(1) Available seat kilometers, or ASK, represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.
(2) Revenue passenger kilometers, or RPK, represent the number of kilometers flown by revenue passengers.
(3) Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

Press Release

CONTACT:

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the largest low-cost and low-fare airline in Latin America, offers around 800 daily flights to 49 destinations that connect all the important cities in Brazil and nine major destinations in South America. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. The Company’s service is recognized as the best value proposition in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Investor Relations
Leonardo Pereira - CFO and IRO
Rodrigo Alves – Head of IR
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter : www.twitter.com/GOLInvest

Corporate Communication
Phone.: (55 11) 2128-4413
comcorp@golnaweb.com.br

Media Relations
FSB Comunicações (Brazil)
Carolina Stefanini and Érica Arruda
Phone.: (55 11) 3061-9596
(55 11) 2128-4420
carolina.stefanini@fsb.com.br or
erica.arruda@fsb.com.br

Edelman (U.S and Europe):
M. Smith and N. Dean
Phone.: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.